OLIVER PRESS PARTNERS, LLC
152 West 57th Street
46th Floor
New York, NY 10019

March 13, 2008

VIA EDGAR

Daniel F. Duchovny, Esq.
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	The Phoenix Companies
Preliminary Proxy Statement
Soliciting Materials filed pursuant to Rule 14a-12
Filed March 7 and 10, 2008 by Oliver Press Partners, LLC, Oliver Press
Investors, LLC, Augustus K. Oliver, Clifford Press, Davenport Partners,
L.P., JE Partners, L.P. Oliver Press Master Fund, L.P., John Clinton and
Carl Santillo
File No. 001-16517

Dear Mr. Duchovny:

     Oliver Press Partners, LLC (“Oliver Press”) is in receipt of your letter to Oliver Press’ counsel dated March 11, 2008. Oliver Press has set forth below the SEC comments verbatim, followed by Oliver Press’ responses.

Preliminary Proxy Statement

1.    SEC Comment: Please fill in the blanks in your proxy statement.

     Oliver Press Response: Other than with respect to certain dates and certain expense information, all blanks and missing information have been included.

Reasons for our Solicitation, page 5

2.

SEC Comment: Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following:

your disclosure in the second bullet point on page 5 that the rating downgrades “complicat[ed] the Company's efforts to generate new business on profitable terms;”

your disclosure in the first full bullet point on page 6; and

your disclosure in the second full bullet point on page 6.

     Oliver Press Response: Oliver Press has revised the identified bullets to respond to the Staff’s comments as follows:

     (i) With respect to the first of the bullets, Oliver Press has modified the statements and wishes to bring to the Staff’s attention that the company has had a succession of ratings downgrades. Following its first such downgrade, the company, in a December 12, 2002 Current Report on Form 8-K, acknowledged Oliver Press’ position as follows:

“As a consequence of these ratings downgrades, we will incur higher interest costs in connection with our existing borrowings. We may also experience increased interest costs in connection with other future borrowings. Such increased costs will decrease our earnings and could reduce our ability to finance our future growth on a profitable basis.”

The company has experienced four additional ratings downgrades by major rating agencies since it made this statement.

In addition, in its past three 10-Ks, the company has stated that:

     “Downgrades to debt and financial strength ratings could increase policy surrenders and withdrawals, adversely affect relationships with distributors, reduce new sales and increase our future borrowing costs.

Rating agencies assign Phoenix Life financial strength ratings, and assign us debt ratings, based in each case on their opinions of the relevant company’s ability to meet its financial obligations.

Financial strength ratings reflect a rating agency’s view of an insurance company’s ability to meet its obligations to its insureds. These ratings are therefore key factors underlying the competitive position of life insurers. Downgrades could adversely affect our reputation and, hence, our relationships with existing distributors and our ability to establish additional distributor relationships. If this were to occur, we might experience a decline in sales of certain products and the persistency of existing customers. At this time, we cannot estimate the impact on sales or persistency. A significant decline in our sales or persistency could have a material adverse effect on our financial results.

Any rating downgrades may also result in increased interest costs in connection with future borrowings. Such an increase would decrease our earnings and could reduce our ability to finance our future growth on a profitable basis.”

(ii) With respect to the second bullet, Oliver Press has revised it as follows:

“We believe the Company should also take aggressive steps to deal with its cost structure which appears to us to be out of step with comparable companies and puts Phoenix at a competitive disadvantage. For 2006, based on publicly available information, the Company’s expenses as a percentage of revenues were 9.1%, while the median among seven life insurance companies, which we believe are peers1, was 5.0%.”

(iii) With respect to the third bullet, Oliver Press has revised it as follows:

“In our view, the twin efforts to restructure the balance sheet and to improve operating efficiency should enhance the Company’s ability to conduct its business more profitably and to expand its basic insurance business. Standard & Poor’s, Moody’s and Fitch all referred to the Company’s sub-standard earnings in their rationale for downgrading the Company’s claims-paying ability.”

           Copies of the relevant portions of the Standard & Poor’s, Moody’s and Fitch reports are being provided to the Staff on a supplemental basis.

Proposal No. 1 - Election of Directors, page 7

3.

SEC Comment: With respect to your disclosure in this section, please tell us why you need to qualify your disclosure "to the knowledge of such persons..." What prevents you from knowing and disclosing this information? Please explain or delete the qualifiers.

     Oliver Press Response: The referenced “knowledge” qualifiers have been deleted as requested.

4.	SEC Comment: To the extent company nominees do not agree to serve with your nominees if you are successful in your campaign, revise to indicate whether or not

__________________________

1      Manulife Financial, Prudential Financial, Nationwide Financial, Lincoln Financial, Hartford Life, MetLife and Ameriprise Financial.

the remaining seats are likely to be vacant or filled by company nominees. Disclose how such vacancies would be filled and specifically discuss any plan to fill such vacancies and whether or not security holders would be included in any such plan to fill vacancies. See footnote 76 in Exchange Act Release No, 34-31326 (October 16, 1992).

      Oliver Press Response: The referenced paragraph has been revised as follows:

     If some of the persons supported by Oliver Press and some of Phoenix’s nominees are elected, those persons who are nominees of Oliver Press intend to serve their terms as directors. Oliver Press is unable to predict whether any nominees of Phoenix will agree to serve on a board of directors comprised in part of Oliver Press’ nominees. In the event that vacancies on the board of directors are created by the refusal of any of these persons to serve with Oliver Press’ nominees, we would anticipate that our Nominees would propose to the Board that it take all actions necessary to fill those vacancies, subject to the requirements of Delaware law and Phoenix’s by-laws. Oliver Press does not have any plans to attempt to fill any vacancies with persons nominated by it. Since the Nominees, if elected, would not control the Board, Oliver Press cannot predict whether any or all of any vacancies would be filled or whether a vote would be submitted by the Board to stockholders in respect of the election of directors to fill any vacancies.

Solicitation of Proxies, page 12

5.

SEC Comment: We note that you may employ various methods to solicit proxies, including mail, facsimile, telephone, telegraph, Internet, in person, and by advertisements. Be advised that all written soliciting materials, including any a-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

     Oliver Press Response: Oliver Press confirms its understanding that that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use.

6.	SEC Comment: Please tell us whether the solicitation of proxies via the internet will include solicitations via internet chat rooms and tell us which websites you plan to utilize.

     Oliver Press Response: Oliver Press is considering whether to solicit proxies via internet chat rooms. It currently has no specific chat rooms through which it is considering soliciting proxies.

Participants in the Solicitation, page 12

7.

SEC Comment: Please revise your disclosure in the first paragraph of this section to state that each person named is a participant in the solicitation, instead of stating that each person may be deemed a participant. Refer to Instruction 3 to Item 4 of Schedule 14A. Make a similar revision with respect to your disclosure of beneficial ownership in the same paragraph.

Oliver Press Response: The requested change was made.

Proxy Card

8.

SEC Comment: Please revise the presentation of proposal No. 1 in the form of proxy card to comply with Rule 14a-4(d). Refer to section II.I of Exchange Act Release No. 31326 (October 16, 1992) for guidance.

Oliver Press Response: The requested change was made.

Additional Soliciting Materials

9.

SEC Comment: We note your statement that the company needs "truly independent" directors. Avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally with the factual foundation for your implication that the company's current directors are not independent. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9.

     Oliver Press Response: The use of the words “truly independent” was intended to communicate Oliver Press’ view that new independent directors who have no prior relationship with the company and who did not participate in the approval of management compensation arrangements, is required. Oliver Press notes that 9 of the 13 sitting directors have served on the board since at least 2001, the year in which the company became public.

*****

      Please be advised that Oliver Press acknowledges that:

  it is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  Oliver Press may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions regarding the foregoing, please call Jeffrey Shapiro at (973) 597-2470 or Allen Levithan at (973) 597-2406. Thank you.

Very truly yours

OLIVER PRESS PARTNERS, LLC

By:	/s/ Clifford Press
Clifford Press
Managing Member

cc:	Allen B. Levithan, Esq. Jeffrey M. Shapiro, Esq.